Exhibit (a)(5)(B)
PRESS RELEASE
Contacts:
Nipro Corporation
Luis Candelario
President
Nipro Medical Corporation
(305) 599-7174
NIPRO CORPORATION COMMENCES CASH TENDER OFFER TO ACQUIRE ALL
OUTSTANDING SHARES OF HOME DIAGNOSTICS, INC. FOR $11.50 PER SHARE
     MIAMI, FLORIDA USA AND OSAKA, JAPAN — February 11, 2010 — Nipro Corporation (Tokyo Stock Exchange and Osaka Stock Exchange Ticker Code 8086), through its wholly-owned subsidiary Nippon Product Acquisition Corporation (the “Purchaser”), today commenced a cash tender offer to purchase all outstanding shares of Home Diagnostics, Inc. (NASDAQ: HDIX) pursuant to an Agreement and Plan of Merger among Nipro, the Purchaser and Home Diagnostics dated February 2, 2010 (the “Merger Agreement”).
     Upon the successful completion of the tender offer, stockholders of Home Diagnostics will receive $11.50 in cash, without interest and less any required withholding taxes, for each share of Home Diagnostics common stock tendered in the offer. Following the successful completion of the offer, the Purchaser will be merged with and into Home Diagnostics, with Home Diagnostics continuing as the surviving corporation. As a result of the merger, Home Diagnostics will become a wholly-owned subsidiary of Nipro.
     The board of directors of Home Diagnostics has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommended that stockholders tender their shares to the Purchaser pursuant to the tender offer. The directors of Home Diagnostics have also entered into separate Stockholder Agreements with the Nipro and the Purchaser under which each director has agreed to tender all of his Home Diagnostics shares pursuant to the tender offer. The directors party to the Stockholders Agreements held an aggregate of approximately 15.33% of the outstanding Home Diagnostics shares as of February 2, 2010. In addition, Home Diagnostics has granted an option to the Purchaser, exercisable under certain circumstances, to purchase additional shares from Home Diagnostics if after the exercise of the option the Purchaser would own enough shares to effect a short-form merger without a vote of the Home Diagnostics’ stockholders pursuant to Delaware law.
     Nipro today filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO that provides the terms of the tender offer and explains the procedures by which stockholders may tender their shares and participate in the tender offer. Home Diagnostics has concurrently filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 that includes the recommendation of its board of directors that Home Diagnostics stockholders accept the tender offer and tender their shares to the Purchaser.
     The tender offer will expire at midnight, New York City time, on Thursday, March 11, 2010, unless extended in accordance with the terms of the tender offer and the applicable rules and regulations of the SEC. The closing of the tender offer is subject to the satisfaction or waiver of certain conditions, including, among others, the tender of a majority of Home Diagnostics’ shares in response to the offer, there not having been a material adverse change with respect to Home Diagnostics, and other customary closing conditions. The tender offer is not subject to a financing condition. The Purchaser may, in its sole discretion, provide for a subsequent offering period for a further period of time not to exceed 20 business days in accordance with Rule 14d-11 under the Securities Exchange Act of 1934 following its acceptance in the tender offer of a majority of Home Diagnostics’ shares.
About Nipro Corporation
     Nipro Corporation (Tokyo Stock Exchange and Osaka Stock Exchange Ticker Code 8086), founded in 1954, is engaged directly and through its subsidiaries principally in the development, manufacture and sale of medical devices, pharmaceutical products and medical and glass products. Nipro’s medical device division is engaged in the manufacture and sale of medical devices and its related products, the development, manufacture and sale of cell culturing-related products, as well as the development and sale of diabetes-relates products. Nipro also currently markets its own insulin pump through its U.S. diabetes division. Nipro’s pharmaceutical division is engaged in the research, manufacture and sale of pharmaceuticals, such as blood derivatives. The instrument division of Nipro manufactures and sells glass pipes and other glass products, including the inner bottles of thermos bottles. Nipro and its subsidiaries also sell medical device manufacturing equipment and conduct real estate leasing and non-life insurance agency businesses. For more information please visit www.nipro.co.jp.
About Home Diagnostics
     Based in Fort Lauderdale, Florida, Home Diagnostics (NASDAQ: HDIX) is a leading developer, manufacturer and marketer of diabetes management products. Home Diagnostics offers a portfolio of high-quality blood glucose monitoring systems that spans the spectrum of features and benefits to help every person with diabetes better monitor and manage their disease. The Home Diagnostics product line includes TRUE2go™, TRUEresult®, TRUEtrack®, TRUEbalance™, Sidekick®, TRUEread® and Prestige IQ® blood glucose monitoring systems. The products are available in more than 45,000 pharmacies throughout the U.S. Home Diagnostics is the exclusive co-brand supplier of blood glucose monitoring systems for leading pharmacies including CVS, Rite Aid and Walgreens, as well as distributors such as AmerisourceBergen, Cardinal Health, McKesson, Invacare and Liberty Medical. Home Diagnostics was named one of Forbes magazine’s “200 Best Small Companies” in 2008, and in 2009 received several recognitions for the company’s TRUE2go blood glucose meter, including a Medical Design Excellence Award (MDEA) and a Gold Award in the Medical/Test Equipment category as part of appliance DESIGN Magazine’s 22nd Annual Excellence in Design (EID) Awards Competition. For more information please visit www.homediagnostics.com.
Important information
     This announcement and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Home Diagnostics. Nipro and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO containing an offer to purchase, form of letter of transmittal and other documents relating to the tender offer, and Home Diagnostics has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Nipro, the Purchaser and Home Diagnostics intend to mail these documents to the stockholders of Home

Diagnostics. These documents contain important information about the tender offer and stockholders of Home Diagnostics should read them carefully before any decision is made with respect to the tender offer. Stockholders of Home Diagnostics will be able to obtain a free copy of these documents and other documents filed by Home Diagnostics with the SEC at the website maintained by the SEC at www.sec.gov. In addition, stockholders of Home Diagnostics may obtain a free copy of these documents from Home Diagnostics by contacting Home Diagnostics, Inc. at 2400 N.W. 55th Court, Ft. Lauderdale, FL 33309, attention Peter Ferola, General Counsel.
     None of the information included on any internet website maintained by Nipro Corporation, Home Diagnostics or any of their affiliates, or any other internet website linked to any such website, is incorporated by reference or otherwise made a part of in this press release
Forward-looking statements
     The statements made in this press release which are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. As a result of a number of factors, our actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause our actual results to differ materially from those in the forward-looking statements include, without limitation: (i) the risk that the conditions to the closing of the tender offer or the merger set forth in the merger agreement will not be satisfied, (ii) changes in Home Diagnostics’ business during the period between the date of this press release and the closing, including possible disruption from the transaction making it more difficult for Home Diagnostics to maintain relationships with its customers, suppliers, employees, other business partners or governmental entities, (iii) obtaining regulatory approvals (if required) for the transaction, (iv) the risk that the transaction will not be consummated on the terms or timeline first announced, and (v) those factors set forth under the heading “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2008. The forward-looking statements are made only as of the date of press release. Except as otherwise required by law, Nipro and Home Diagnostics each specifically disclaim any obligation to update any of these forward looking statements.
     TRUE2go, TRUEresult, TRUEbalance, TRUEtrack, Sidekick, TRUEread, Prestige IQ, TRUEfill and TRUEtest are trademarks of Home Diagnostics. All other trademarks are property of their respective owners.
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